Exhibit 11.2

Atour Lifestyle Holdings Limited

Statement of Policy Concerning Trading in Company Securities

(initially adopted on May 31, 2021 and amended and restated on April 10, 2025)

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I.	SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES

It is the policy (the “Policy”) of Atour Lifestyle Holdings Limited, its subsidiaries and its consolidated affiliated entities (collectively, the “Company”) that the Company will, without exception, comply with all applicable laws and regulations in conducting its business. For the purpose of this Policy, “Company Securities” refer to the Company’s American depositary shares, ordinary shares, stock options, restricted share units or any other type of securities that the Company may issue, including but not limited to preferred stock, convertible debt and warrants.

Each director, executive officer and employee of the Company and their respective Family Member (as defined below) is expected to abide by this Policy. When carrying out Company business, directors, executive officers and employees must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, executive officers and employees, and certain other person(s) are subject to trading window restrictions and other limitations on their ability to enter into transactions involving the Company Securities.

Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), the adoption, amendment, suspension or termination of any such written the limitations as described in the Company’s Rule 10b5-1 Plan Guidelines as set out in Annex A hereto.

II.	THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES
A.	General Rule.

The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its directors and executive officers, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities (such as stocks, bonds, notes, debentures, limited partnership units or other equity or debt securities).

All directors, executive officers and employees should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. Information is considered to be “material” if its disclosure would be reasonably likely to affect (1) an investor’s decision to buy or sell the securities of the company to which the information relates, or (2) the market price of that company’s securities. While it is not possible to identify in advance all information that will be deemed to be material, some examples of such information would include the following: earnings; financial results or projections; dividend actions; mergers and acquisitions; capital raising and borrowing activities; major dispositions; major new customers, projects or products; significant advances in product development; new technologies; major personnel changes in management or change in control; expansion into new markets; unusual gains or losses in major operations; major litigation or legal proceedings; granting of stock options; and major sales and marketing changes. When doubt exists, the information should be presumed to be material. If you are unsure whether information of which you are aware is inside information, you should consult with any member(s) of the Trading Officers. For the purposes of this Policy, “Trading Officers” include the Chief Executive Officer, the Co-Chief

Financial Officersthe Chief Compliance Officer of the Company. The Chief Executive Officer has the authority and discretion to add or remove members of the Trading Officers as needed.

No individuals other than specifically authorized personnel may release material information to the public or respond to inquiries from the media, analysts or others. If you are contacted by the media or by a research analyst seeking information about the Company and if you have not been expressly authorized by the Trading Officers to provide information to the media or to analysts, you should refer the call to any member of the Trading Officers. On occasion, it may be necessary for legitimate business reasons to disclose inside information to outside persons. Such persons might include investment bankers, lawyers, auditors or other companies seeking to engage in a potential transaction with the Company. In such circumstances, the information should not be conveyed until an express understanding has been reached that such information is not to be used for trading purposes and may not be further disclosed other than for legitimate business reasons. For example, if a director, an executive officer or an employee of a company knows material non-public financial information, that director, executive officer or employee is prohibited from buying or selling shares in the company until the information has been adequately disclosed to the public. This is because the director, executive officer or employee knows information that could cause the share price to change, and it would be unfair for the director, executive officer or employee to have an advantage (knowledge that the share price could change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of federal securities laws for any person to buy or sell securities if he or she is in possession of material non-public information (“MNPI”). Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Material information can be favorable or unfavorable. If it is not clear whether inside information is material, it should be treated as if it was material. Some examples of information that could be considered material include:

●	Significant changes in key performance indicators of the Company,
●	Actual, anticipated or targeted earnings and dividends and other financial information,
●	Financial, sales and other significant internal business forecasts, or a change in previously released estimates,
●	Mergers, business acquisitions or dispositions, or the expansion or curtailment of operations
●	Significant events affecting the Company’s operations, including any breach of information systems that compromises the functioning of the Company’s information or other systems or results in the exposure or loss of customer information, in particular personal information
●	New equity or debt offerings or significant borrowing,
●	Changes in debt ratings, or analyst upgrades or downgrades of the issuer or one of its securities,

●	Significant changes in accounting treatment, write-offs or effective tax rate,
●	Significant litigation or governmental investigation,
●	Changes in top management, and
●	Stock splits or other corporate actions.

It is non-public information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis. Furthermore, it is illegal for any person in possession of MNPI to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping.”) In that case, they may both be held liable.

The Securities and Exchange Commission (the “SEC”), the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, executive officers, and supervisors. These persons may be subject to fines up to the greater of $1,000,000 or three times profit (or loss avoided) by the insider trader.

MNPI does not belong to the individual directors, executive officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company Securities, it is a fraud against members of the investing public and against the Company. The mere perception that an employee or director traded with the knowledge of MNPI could harm the reputation of both the Company and that director, executive officer or employee.

All directors, executive officers and employees of the Company must observe this Policy at all times. It is possible that your failure to do so will become grounds for internal disciplinary action, up to and including termination of your employment or directorship.

B.	Who Does This Policy Apply To?

The prohibition against trading on MNPI applies to the Company’s directors, executive officers and all other employees, and to other people who gain access to that information. The prohibition applies to both domestic and international employees of the Company and its subsidiaries. Furthermore, this Policy applies to any entities controlled by the foregoing persons, including any corporations, partnerships or trusts, and transactions by such entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account. Notwithstanding the foregoing, this Policy and the prohibition hereunder do not apply to such entities who have adopted adequate internal information barrier or similar procedures that prevent the sharing of any MNPI by the director within the relevant organization.

Because of their access to confidential information on a regular basis, this Policy subjects the members of the Window Group (as defined below) to additional restrictions on trading in the Company Securities. The restrictions for the Window Group are discussed in details in Section F.5 below. In addition, certain persons with inside knowledge of material information, as identified by the Trading Officers, may be subject to ad hoc restrictions on trading from time to time. The ad hoc restrictions on trading are discussed in details in Section F.6 below.

C.	Other Company Securities.

Directors, executive officers and employees who learn material information about suppliers, customers, or competitors through their work at the Company, should keep it confidential and not buy or sell stock in such companies until the information becomes public. Directors, executive officers and employees should not give tips about such stock.

D.	Hedging and Derivatives.

Directors, executive officers and employees are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities. As discussed below, directors and employees are also prohibited from shorting the Company’s stock.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for a director, an executive officer or an employee to prove that he or she did not know about the announcement or event.

If the SEC or the Nasdaq were to notice active options trading by one or more directors, executive officers or employees of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its directors, executive officers and employees from trading in options or other derivatives involving the Company Securities. This Policy does not pertain to employee stock options granted by the Company. Employee stock options cannot be traded.

E.	Pledging of Securities, Margin Accounts.

Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when you have MNPI or is otherwise not permitted to trade in Company Securities, the Company prohibits you from pledging the Company Securities in any circumstance, including by purchasing Company Securities on margin or holding the Company Securities in a margin account.

F.	General Guidelines.

The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with this policies:

1.Nondisclosure. MNPI must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. No employee or director should discuss material inside information in public places or in common areas on Company property. Tipping refers to the transmission of inside information from an insider to another person. Sometimes this involves a deliberate conspiracy in which the tipper passes on information in exchange for a portion of the “tippee’s” illegal trading profits. Even if there is no expectation of profit, however, a tipper can have liability if he or she has reason to know that the information may be misused. Tipping inside information to another person is like putting your life in that person’s hands. So the safest choice is: Don’t tip. Additionally, no director, executive officer or employee shall discuss MNPI in public places or in common areas on Company property.

2.Trading in Company Securities. No director, executive officer or employee may place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company Securities when he or she has knowledge of material information concerning the Company or any of the Company Securities that has not been disclosed to the public. This includes orders for purchases and sales of stock and convertible securities, including engaging in any “short sales” of the Company Securities. The exercise of employee stock options is not subject to this Policy. However, Class A ordinary shares of the Company that was acquired upon exercise of a stock option will be treated like any other Class A ordinary shares, and may not be sold by an employee who is in possession of MNPI. Any director, executive officer or employee who possesses MNPI should wait for a reasonable period of time as determined and notified by the Company after the information has been publicly released before trading. There is no exception to this Policy, even for hardship to the employee or director or based on the use of proceeds (such as making a mortgage payment or for an emergency expenditure).

3.Avoid Speculation. Investing in the Company Securities provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities may put the personal gain of the director, executive officer or employee in conflict with the best interests of the Company and its shareholders. Although this Policy does not prohibit directors, executive officers or employees from selling the Company Securities, the Company encourages directors, executive officers and employees to avoid frequent trading in the Company Securities. Speculating in the Company Securities is not part of the Company culture.

4.Trading in Other Securities. No director, executive officer or employee should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the securities of another corporation (such as a supplier, an acquisition target or a competitor), if the director, executive officer or employee learns in the course of his or her employment confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if a director, executive officer or employee learned through Company sources that the Company intended to purchase assets from a company, and then placed an order to buy or sell securities in that other company because of the likely increase or decrease in the value of its securities.

5.Window Group. The Window Group consists of all directors, executive officers and employees of the Company, and such other persons (“Restricted Persons”) as may be designated as Window Group members from time to time by the Trading Officers. The Restricted Person shall be approved by the Trading Officers. The Trading Officers may also from time to time determine that a Restricted Person shall no longer be designated as such and therefore shall be excluded from the Window Group.

The Window Group is subject to the following restrictions on trading in the Company Securities in addition to those set forth above:

●	trading is permitted from market opens on the Nasdaq on the second Trading Day following the release of the Company’s quarterly and annual earnings until market closes on the Nasdaq on the last Trading Day of the last month of the then current fiscal quarter (the “Window”), subject to the restrictions below; for the purposes of this Policy, the term “Trading Day” is defined as a day on which the Nasdaq is open for trading (Nasdaq’s regular trading hours are from 9:30 a.m. to 4:00 p.m., New York City time, Monday through Friday);
●	all trades by directors and executive officers are subject to prior review;
●	no trading is permitted outside the Window except for reasons of exceptional personal hardship and subject to prior review by the Trading Officers; and
●	individuals in the Window Group are also subject to the general restrictions on all employees.

Note that all individuals within the Window Group should continue abiding by the foregoing trading window restrictions in the quarter that such individual ceases to be an employee of the Company or ceases to provide service to the Company and the following quarter.

Note that from time to time the Trading Officers may determine that no trades may occur even during a Window. This may occur as a result of a pending business transaction, a cyber-breach, or any material development that has not yet been publicly disclosed. No reasons may be provided and the closing of the Window itself may constitute MNPI that should not be communicated. See Section F.6 titled “Ad Hoc Trading Freeze” for details.

The foregoing Window Group restrictions do not apply to transactions pursuant to a written plan adopted by members of the Window Group that comply with Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) and pursuant to the guidelines included in Annex A (Rule 10b5-1 Trading Plan Guidelines) hereto.

6.Ad Hoc Trading Freeze. The Trading Officers may from time to time impose an ad hoc trading freeze which may vary in length on selected directors, executive officers and employees of the Company and certain other persons, due to significant unannounced corporate developments. The Chief Compliance Officer is responsible for proposing ad hoc trading freezes and the persons that may be subject to such trading freezes. The proposal shall then be submitted to the Trading Officers for approval. The imposition, modification and lifting of any trading freeze shall then be communicated to the affected persons in writing by the Company’s legal department. No reasons may be provided for the imposition of any trading freezes, and the imposition, modification and lifting of any trading freeze itself may constitute MNPI that should not be communicated. No trading by the affected person(s) is permitted during the trading freeze except for trades pursuant to an existing 10b5-1 Plan adopted by the affected person(s), or for reasons of exceptional personal hardship and subject to prior approval by the Trading Officers.

IN SUMMARY, EVERY EMPLOYEE OF THE COMPANY IS SUBJECT TO TRADING RESTRICTIONS WHEN IN POSSESSION OF INSIDE INFORMATION REGARDING THE COMPANY. IN ADDITION, MEMBERS OF THE WINDOW GROUP ARE SUBJECT TO PARAGRAPHS ABOVE RESTRICTING THEIR TRADING TO WINDOW PERIODS AND REQUIRING PRE-CLEARANCE.

YOU MUST PROMPTLY REPORT TO TRADING OFFICERS ANY TRADING IN THE COMPANY’S SECURITIES BY ANYONE OR DISCLOSURE OF INSIDE INFORMATION BY PERSONNEL THAT YOU HAVE REASON TO BELIEVE MAY VIOLATE THIS POLICY OR THE SECURITIES LAWS OF THE UNITED STATES.

G.	Applicability of U.S. Securities Laws to International Transactions.

All directors, executive officers and employees of the Company are subject to the restrictions on trading in the Company securities and the securities of other companies. The U.S. securities laws may be applicable to trades in the Company’s securities executed outside the U.S., as well as to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States. Transactions involving securities of the Company’s subsidiaries or affiliates in the PRC or other jurisdictions should be carefully reviewed by counsel for compliance not only with applicable local law but also for possible application of U.S. securities laws.

III.	OTHER LIMITATIONS ON SECURITIES TRANSACTIONS
A.	Public Resales – Rule 144.

The U.S. Securities Act (the “Securities Act”) requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for (i) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by directors, executive officers and other control persons of a company (known as “affiliates”) of any of the Company Securities, whether restricted or unrestricted.

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the SEC’s reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not. Application of the rule is complex and Company employees and directors should not make a sale of Company securities in reliance on Rule 144 without obtaining the approval of the Trading Officers, who may require the employee or director to obtain an outside legal opinion satisfactory to the Trading Officers concluding that the proposed sale qualifies for the Rule 144 exemption.

1.Holding Period. Restricted securities issued by a reporting company (i.e., a company that has been subject to the SEC’s reporting requirements for at least 90 days) must be held and fully paid for a period of six months prior to their sale. Restricted securities issued by a non-reporting company are subject to a one-year holding period. The holding period requirement does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Securities Act. Generally, if the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

2.Current Public Information. Current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement. If the seller is not an affiliate of the Company issuing the securities (and has not been an affiliate for at least three months) and one year has passed since the securities were acquired from the issuer or an affiliate of the issuer (whichever is later), the seller can sell the securities without regard to the current public information requirement.

Rule 144 also imposes the following additional conditions on sales by persons who are “affiliates.” A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three months:

3.Volume Limitations. The amount of debt securities that can be sold by an affiliate during any three-month period cannot exceed 10% of a tranche (or class when the securities are non-participatory preferred stock), together with all sales of securities of the same tranche sold for the account of the affiliate. The amount of equity securities that can be sold by an affiliate during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.

4.Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market-maker or in riskless principal transactions.

5.Notice of Sale. An affiliate seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000. See “Filing Requirements.”

Bona fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances.

B.	Private Resales.

Directors and executive officers also may sell securities in a private transaction without registration pursuant to Section 4(a)(7) of the Securities Act, which allows resales of shares of reporting companies to accredited investors, provided that the sale is not solicited by any form of general solicitation or advertising. There are a number of additional requirements, including that the seller and persons participating in the sale on a remunerated basis are not “bad actors” under Rule 506(d)(1) of Regulation D or otherwise subject to certain statutory disqualifications; the Company is engaged in a business and not in bankruptcy; and the securities offered have been outstanding for at least 90 days and are not part of an unsold underwriter’s allotment. Private resales raise certain documentation and other issues and must be reviewed in advance by the Trading Officers on the advice of external legal counsel.

C.	Restrictions on Purchases of Company Securities.

In order to prevent market manipulation, the SEC adopted Regulation M under the U.S. Exchange Act. Regulation M generally restricts the Company or any of its affiliates from buying the Company Securities, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. If you desire to make purchases of the Company Securities during any period in which the Company is contemplating an offering or buying shares from the public, you should consult with the Trading Officers who shall review such planned purchases on the advice of external legal counsel.

D.	Filing Requirements.

1.Schedule 13D and 13G. Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group that acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five percent limit.

A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within five business days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed within two business days after the material change. A decrease in beneficial ownership to less than five percent is per se material and must be reported.

A limited category of persons (such as banks, broker-dealers and insurance companies) may file on Schedule 13G, which is a much abbreviated version of Schedule 13D, as long as the securities were acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the issuer. A report on Schedule 13G is required to be filed with the SEC and submitted to the Company within 45 days after the end of the calendar quarter in which the reporting threshold is reached.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). A person filing a Schedule 13D or 13G may disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.

2.Form 144. As described above under the discussion of Rule 144, an affiliate seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless the amount to be sold during any three-month period neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.

Annex A

Rule 10b5-1 Trading Plan Guidelines

The following guidelines apply for any Rule 10b5-1 trading plan (a “10b5-1 Plan”) relating to the securities of Atour Lifestyle Holdings Limited (the “Company”). All 10b5-1 Plans entered into by any member of the Window Group (each, a “Window Group Member”) and any amendment, suspension or termination must comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s Statement of Policy Concerning Trading in Company Securities, as amended from time to time (the “Policy”) and other Company policies and must meet the following conditions. Capitalized terms not defined herein shall have the meanings given to them under the Policy.

Overview of 10b5-1 Plans

Under Rule 10b5-1, an insider who regularly possesses MNPI but who nonetheless wish to buy or sell the issuer’s securities may establish an affirmative defense to an illegal insider trading charge by adopting a written plan to buy or sell at a time when they are not in possession of MNPI, i.e. a 10b5-1 Plan. A 10b5-1 Plan typically takes the form of a contract between the insider and his or her broker.

A 10b5-1 Plan must be entered into at a time when the insider has no MNPI about the issuer or its securities (even if no trades will occur until after the release of the MNPI). The plan must:

1. specify the amount, price (which may include a limit price) and specific dates of purchases or sales; or

2. include a formula or similar method for determining amount, price and date; or

3. give the broker the exclusive right to determine whether, how and when to make purchases and sales, as long as the broker does so without being aware of MNPI at the time the trades are made.

Participants

The Window Group Members are eligible to adopt a 10b5-1 Plan.

Plan and Approval

The 10b5-1 Plan must be in writing and signed by the Window Group Member, and the Window Group Member must provide a copy to the Company’s legal department. The Company shall keep a copy of each 10b5-1 Plan in its files. The form of each 10b5-1 Plan and any subsequent amendment must be consistent with these guidelines. Each 10b5-1 Plan must be approved in writing by the Trading Officers prior to the adoption, amendment, suspension or termination of such plan. A 10b5-1 Plan must not permit a Window Group Member to exercise any subsequent influence over how, when or whether to effect purchases or sales. Sales under a 10b5-1 Plan must be via an approved broker. The Window Group Member must act in good faith with respect to a 10b5-1 Plan when the Plan is adopted and for the duration of the Plan, and must not enter into a 10b5-1 Plan as part of a plan or scheme to evade the prohibitions of Rule 10b-5. In addition, each 10b5-1 Plan must include a representation in writing by the Window Group

Member certifying that (a) such person is not in possession of MNPI about the Company or its securities, and (b) the 10b5-1 Plan is being adopted in good faith and not as part of a plan to evade the prohibitions of Rule 10b-5.

Timing and Term of Plan; Cooling-Off Period

Each 10b5-1 Plan must be adopted (a) during an open trading window under the Policy, and (b) when the Window Group Member does not otherwise possess MNPI about the Company. Each 10b5-1 Plan must provide for delayed effectiveness after adoption or amendment (a “Cooling- Off Period”). For Window Group Members who are directors or executive officers ( “D&Os”), each 10b5-1 Plan must specify that trades may not execute under the 10b5-1 Plan until the later of (a) 90 days after the date of adoption or amendment of the 10b5-1 Plan; and (b) two (2) business days following the Company’s filing of a quarterly or annual report covering the financial reporting period in which the 10b5-1 Plan was adopted or amended, but in no event later than 120 days after the date of adoption or amendment of the 10b5-1 Plan. For all other Window Group Members, each 10b5-1 Plan must specify that trades may not execute under the 10b5-1 Plan for a period of at least 30 days after the date of adoption or amendment of the 10b5-1 Plan.

Plan Specifications

Discretion Regarding Trades. The 10b5-1 Plan must either (a) specify the amount of Company Securities to be purchased or sold and the price at which and the date on which the Company Securities are to be purchased or sold, or (b) specify or set an objective formula or algorithm for determining the amount of Company Securities to be purchased or sold and the price at which and the date on which Company Securities are to be purchased or sold.

Amendment, Suspension and Termination

Amendments, suspensions, and terminations of 10b5-1 Plans must be approved in advance in writing by the Trading Officers. In addition, a Window Group Member may voluntarily amend a 10b5-1 Plan only (a) during an open trading window under the Policy and (b) when such Window Group Member does not otherwise possess MNPI about the Company. Window Group Members may make amendments to 10b5-1 Plans without triggering a Cooling-Off Period so long as the amendment does not change the pricing provisions of the 10b5-1 Plan, the amount of securities covered under the 10b5-1 Plan or the timing of trades under the 10b5-1 Plan, or where a broker executing trades on behalf of the Window Group Members is substituted by a different broker (so long as the purchase or sales instructions remain the same).

Mandatory Suspension

Each 10b5-1 Plan must provide for suspension of trades under such plan if legal, regulatory or contractual restrictions are imposed on the Window Group Members, or if these guidelines are amended, or other events occur, that would prohibit sales under such 10b5-1 Plan.

Sales to Cover

A Window Group Member may have only one 10b5-1 Plan in effect at any time, except that a written, irrevocable election (an “Election”) by a Window Group Member to sell a portion of Company Securities as necessary to satisfy statutory tax withholding obligations arising solely from the vesting of compensatory awards (not including options) (“Sales to Cover”) is permitted even if not included in the directions in the Window Group Member’s 10b5-1 Plan, provided that (a) the Election is made during an open trading window under the Policy, (b) at the time of the Election, the Window Group Member is not aware of any MNPI with respect to the Company or Company Securities, (c) the Sales to Cover are made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, (d) the Window Group Member does not have, and will not attempt to exercise, authority, influence or control over any such Sales to Cover, and (e) the Election contains appropriate representations as to clauses (b)-(d).

No Overlapping Plans

A Window Group Member may adopt a new 10b5-1 Plan to replace an existing 10b5-1 Plan before the scheduled termination date of such existing 10b5-1 Plan, so long as the first scheduled trade under the new 10b5-1 Plan does not occur until after all trades under the existing 10b5-1 Plan are completed or expire without execution (subject to any Cooling-Off Periods).

However, where the first trade under a later-commencing plan is scheduled during what would have been the Cooling-off Period for that plan assuming the termination date of the earlier- commencing plan were deemed to be the date of adoption of the later-commencing plan, then Rule 10b5-1 would not be available for the later-commencing plan. For example, a Window Group Member who is not an officer or director has in place an existing Rule 10b5-1 plan with a scheduled date for the latest authorized trade of May 31, 2023. On May 1, 2023, that Window Group Member adopts a later-commencing plan, intended to qualify for the affirmative defense under Rule 10b5-1, with a scheduled date for the first authorized trade of June 1, 2023. If that Window Group Member terminates the earlier-commencing plan on May 15, the later- commencing plan will not receive the benefit of the affirmative defense, because June 1 is within 30 days of May 15, the date of termination of the earlier-commencing plan, and thus June 1 is during the “effective cooling-off period.” However, if the later-commencing plan were scheduled to begin trading on July 1, 2023, it could still receive the benefit of the affirmative defense because July 1, 2023 is more than 30 days after May 15 and thus is outside the “effective cooling-off period.”

A series of separate contracts with different brokers to execute trades under a 10b5-1 Plan may be treated as a single plan, provided the contracts as a whole meet the conditions under Rule 10b5-1, and provided further that any amendment of one contract is treated as an amendment of all of the contracts under the plan.

Limitation on Single-Trade Arrangements

In any 12-month period, a Window Group Member is limited to one “single-trade plan” — one designed to effect the open market purchase or sale of the total amount of the securities subject to the plan as a single transaction. The following do not constitute single-trade plans: (a) a 10b5- 1 Plan that gives discretion to an agent over whether to execute the 10b5-1 Plan as a single transaction or that provides the agent’s future acts depend on facts not known at the time the 10b5-1 Plan’s adoption and might reasonably result in multiple transactions and (b) Sales to Cover.

No Hedging

As described in the Policy, individuals subject to the policy are prohibited from engaging in any hedging or similar transactions designed to decrease the risks associated with holding Company Securities. Further to this end, a Window Group Member adopting a 10b5-1 Plan may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the 10b5-1 Plan and must agree not to enter into any such transaction while the 10b5-1 Plan is in effect.

Compliance with Rule 144

All sales made under a 10b5-1 Plan must be made in reliance on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) and may not be made pursuant to a registration statement. To the extent that sales made under a 10b5-1 Plan are made pursuant to Rule 144 under the Securities Act, such 10b5-1 Plan must provide for specific procedures to comply with Rule 144, including the filing of Forms 144.